Filed by Bel Fuse Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Artesyn Technologies, Inc.
Commission File No. 0-4466

7th Draft: 9/27/04
Conference Call Script:

Dan: I would like to thank you all for attending our conference call today. Our purpose is to review Bel’s press release of September 23 regarding our proposal to merge with Artesyn Technologies. I need to begin by reading the following safe harbor statement.

The non-historical statements in this conference call constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Bel cannot provide assurances that the proposal we are discussing today will be successfully completed nor that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: achievement of the expected annual savings and synergies from the proposed business combination; competitive product and pricing pressures; any future legal proceedings, including any litigation with respect to the proposal; as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in Bel’s Securities and Exchange Commission filings.

Dan: I would like to introduce those who are with me here today on the conference call.

Mr. Avi Eden is a recent addition to Bel’s board of directors and former Vice Chairman of Vishay. Avi’s experience with a broad array of acquisitions large and small during his long tenure at Vishay have been most valuable to our board as we have formulated this proposal. When Avi joined Vishay in 1973 the company was generating revenue of only $20M. By the time he left, the company had become the leading passive components vendor in the world with revenue of $2.5B.

Joining us on the conference call from California is Colin Dunn, Vice President of Finance for Bel. Colin has been with Bel for the last 12 years and has played a key role in the integration of each of our past acquisitions. Prior to joining Bel, Colin held numerous international positions with Weyerhauser.

Dennis Ackerman is Bel’s Vice President of Operations. Dennis has been with Bel for nearly 18 years and has held managerial positions in Sales, Procurement and Customer Service. He has also been Bel’s point man for integration of acquisitions working to ensure a smooth and cost effective transition.

Also with me here is Marshall Miles. Marshall manages the Bel Power group and has been involved in the power electronics industry for more than 15 years and currently serves as President of the Power Sources Manufacturer’s Association. Prior to joining Bel in 2000, Marshall had been with Artesyn Technologies for over 4 years as Director of Marketing. Prior to that he held a similar position with AT&T Power Systems, which is now Tyco Power Systems.

Before we proceed further with this call, I would like to ask Avi to bring a message from the Bel board of directors.

Avi: I would first like to say that Bel’s board of directors is unanimously behind the decision to move forward with this proposal to acquire Artesyn Technologies. We are confident in Dan and his management team based on their track record with previous acquisitions. We have no doubt that they can leverage the talent and skills of the Artesyn associates to better serve their collective customers and do so with significant reductions in operating and overhead costs.

I also want to say that we were all quite surprised and disappointed by the decision of Artesyn’s board to reject all of our offers to sit down together and discuss our proposal. It is not clear to me how they can determine the adequacy of our proposal when we have yet to discuss the potential synergies available from both operating cost reduction and new business creation. We believe the benefits accruing to both sets of shareholders are significant and that these opportunities should at least be discussed.

Furthermore, if Artesyn’s board or any of their agents have constructed a model that shows the company to be worth even more than the premium which Bel has suggested then I would challenge them to make that model public so that it can be carefully considered by all shareholders.

Dan: Thank you Avi. As I am sure that many of those on today’s conference call are not very familiar with Bel, let me take just a few minutes to provide a bit of background. Bel was founded in 1949 by my father as a manufacturer of fuses - primarily for the television industry. Since it’s founding, Bel has always sought to be a premier vendor of component technology to the market leaders. In the 1950’s we worked with RCA and Zenith developing leading edge fuse technology for the television industry. In the 1960’s it we worked with companies like Honeywell and IBM to develop delay lines for timing and sequencing. In the 70’s Digital Equipment became our largest customer. By the late 80’s we were a key supplier of pulse transformers to 3Com and Synoptics, early leaders in the networking revolution. In the 1990’s we began to ride the fortunes of companies like Nortel and Lucent with signal transformers for telecommunications applications. Today, our top two customers are Cisco and Dell where we provide our MagJack products which are connectors with integrated magnetics for networking applications.

It is important to understand that Bel didn’t just migrate from one product or customer to another; it has been a steady pattern of organic growth. In fact, after 55 years, we are still selling fuses to RCA, now a Thomson company. However, whereas five years ago we had virtually no revenue from our new MagJack product line and no history as a manufacturer of connectors, that business today represents over $70M in revenue to Bel.

Many things have changed since 1949 but our philosophy has remained the same: Work closely with the engineering community of the market leaders and provide them cost effective solutions to their most challenging problems.

As a public company, we recognize that it is not only important to create value for our customers we must also create value for our shareholders. With nearly everyone manufacturing in Asia and buying material from the same vendors our product costs tend to be very similar, the difference in profitability becomes largely a function of overhead costs. We strive to maintain a simple organization with a very lean staff and emphasize the importance of execution. I think as you examine Bel’s performance over the years, you will find our track record of creating value for our shareholders to be quite solid.

Earlier, Avi referenced Bel’s track record with previous acquisitions. At this point, I would like to ask Dennis to recap for you some of the results of our acquisitions.

Dennis: Bel has a strong track record of successful acquisitions and a seasoned management team well experienced in the integration process. Critical to our success in each acquisition has been associates that were intimately familiar with the organization being acquired. In this case we have a number of ex-Artesyn employees including two who held director level positions and one former vice-president of engineering.

Over the last six years Bel has completed a number of acquisitions and I would like to briefly describe the results of our two most complex acquisitions.

In 1998, Bel acquired the Signal Transformer Group of Lucent Technologies. They had design, management and some manufacturing based in Mesquite, Texas and most of the manufacturing in Matamoros, Mexico. Their sales organization, purchasing, and information systems were all co-mingled with the parent organization. Within 9 months of the time Bel acquired the organization, we had absorbed corporate and administrative functions into the existing Bel organization, relocated operations (including 600 jobs) from Matamoras, Mexico to China and shifted procurement from Lucent’s North American vendor base to Bel’s Asian vendors. During that time we maintained revenue and delivery performance while reducing operating costs by $5.6M and material costs by $3.0M. Comparing these numbers to the $35M in sales generated by this group you can see that these numbers represented an enormous improvement to profitability.

More recently, in March of 2003 Bel acquired the Passive Components Group of Insilico Corporation. This group consisted of three companies previously acquired by Insilco: InNet, Signal Transformer and Stewart Connector. Together these companies generated over $70M in sales. Within 6 months of the acquisition, we had consolidated their Monterrey, Mexico operations into an existing Dominican Republic facility. We restructured management and closed the San Diego group headquarters. We combined Far East operations into one group and reduced total headcount by 240 (180 direct, 60 indirect). These moves enabled us to realize approximately $6M in overhead costs savings. Finally, we were able to leverage our combined purchasing power to improve our material costs by more than $5M.

Our acquisition strategy has been to identify companies that both expand our product and technology base allowing us to further penetrate our strategic customers, and to expand the customer base providing additional opportunity for our existing products and technology. Most importantly, we are not just looking to grow revenue but we are looking for opportunities to reduce overall operating expense as a percentage of revenue so that we grow profitably. We believe that Artesyn fits nicely with this strategy.

Dan: Thank you Dennis. At this time, I would like to ask Marshall Miles to provide you a brief overview of the operations and market position of a combined Bel-Artesyn.

Marshall: Let’s begin by looking at the product offering. A combined Bel-Artesyn would become one of the most comprehensive suppliers of electro-mechanical components in the industry. Perhaps second only to Tyco in scope of product offering. This scope of product offering becomes increasingly important as our customers look to reduce their vendor base to fewer, more capable suppliers.

A combined Bel-Artesyn would be not only have a broad product offering but would maintain impressive market position in each of its key markets. The company would be:
#1 in integrated connector modules, #2 in signal transformers, #3 in fuses for electronic circuits, # 4 in the North American power supply market and #7 in the worldwide power supply market.

Both companies maintain an impressive list of strategic customers and you will find a fair amount of overlap among the top customers. These include companies like Cisco, Dell, HP, Motorola, Lucent, and IBM. Bel adds to this list companies such as Intel, Microsoft, Avaya and Adtran while Artesyn adds key technology leaders such as Nokia, Nortel, Sun and Alcatel.

Examining the operations, we find that the combined company would have approximately 13,000 employees (direct and contract) and would have approximately 1.8 million square feet of manufacturing space with 1.3 million in Asia, 350,000 in North America and 150,000 in Europe. Interestingly, the primary manufacturing facilities for Bel and Artesyn are located less than 3 miles apart in the Guangdong province of China. These factories are located about 40 miles from our respective Asian headquarters in Hong Kong which are about 5-10 miles apart.

While both companies are very strong in the North American markets, Artesyn has clearly done a better job of penetrating the European markets leveraging their substantial R&D resources in Ireland and Austria. Bel, conversely has shown considerable strength in penetrating the Asian markets with nearly 60% of our revenue now being shipped to Asia. Bel’s focus on magnetics and interconnect have given it a great deal of strength with companies focused on wired networks while Artesyn has been quite successful over the last few years of penetrating companies developing wireless networks.

As for similarities, I think you will find that both companies are perceived as technology leaders with cost-effective manufacturing. Both companies have focused on building strong relationships within the engineering communities of market leaders and both companies enjoy a very good reputation for quality manufacturing.

Based on the unique strengths of each company and our comparable approach to the market we believe that a combination of the two companies would be that much stronger and better positioned to compete effectively going forward.

Dan: Thank you Marshall. In our press release we reviewed a few points of comparison between the performance of Bel and the performance of Artesyn over the last few years. Colin, would you please elaborate a little further on this comparison.

Colin: As we pointed out, while Artesyn’s stock has underperformed most of the major indices, including the S&P 500 and the NASDAQ Composite Index, over the past five years, Bel’s stock has outperformed these indices and has appreciated by more than 140% during the same time period. For the two and a half years ended June 30, 2004, Bel’s cumulative net earnings amounted to $26,243,000, while Artesyn lost $119,449,000 - a difference in cumulative earnings of over 145 million dollars.

In addition, Bel’s total shareholders’ equity at the end of the most recent quarter was approximately one third larger than Artesyn’s. Likewise, Bel’s market cap at the time we initiated this proposal (looking at unaffected share prices) was also approximately one third larger than Artesyn’s.

Combining the income statements from both companies today we would see total revenue of just over $568M for the last 12 months with associated net margin of a little more than $22M.

Looking forward we have taken the publicly available published research and reviewed the consensus estimates for both companies. Based on this information, for the deal to be accretive to Bel in 2005, it will require that we produce approximately $10M in synergies. Based on what we know of the operations today, we have reason to believe that this is achievable at the current proposed offer price.

Dan: Thank you, Colin. In conclusion, let me say that I think that in comparing the two companies, you will find Bel and Artesyn have a very similar approach to creating value for our customers. It appears to me however, that we have a very different philosophy on how to create value for our shareholders. For these reasons we believe that this combination of companies will be quite beneficial to both the customers and investors of Artesyn. Furthermore, we believe that the combined resources, market positions, balance sheet and cash reserves position a combined Bel-Artesyn for substantial future growth and further acquisitions.

Before I open the call up for questions I want to re-iterate one key point from our press release last Thursday. Bel remains willing to entertain negotiations with Artesyn regarding a transaction and would welcome the opportunity to consider non-public information about Artesyn in order to determine if any enhanced values might be demonstrated by such information. Under these circumstances Bel is prepared to increase its proposed offer with a better stock-for-stock ratio and/or a cash component. Recognizing that Artesyn management may be reluctant to share proprietary information, we are prepared to negotiate a non-disclosure agreement and/or forego examining certain details of the Artesyn operations.

At this time, I would like to open up the conference call for questions.

OTHER INFORMATION

If Artesyn accepts Bel's proposal, it is expected that Artesyn and Bel will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. IF ARTESYN ACCEPTS BEL'S PROPOSAL AND SUCH A JOINT PROXY STATEMENT/PROSPECTUS IS FILED, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain any such filed documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Bel with respect to the proposed transaction may be obtained free of charge by writing to Bel Fuse Inc., 206 Van Vorst Street, Jersey City, New Jersey 07032 (Attn: Investor Relations) or by calling 201-432-0463.

IF ARTESYN ACCEPTS BEL'S PROPOSAL AND SUCH A JOINT PROXY STATEMENT/PROSPECTUS IS FILED, INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Bel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Bel shareholders. If Artesyn accepts Bel's proposal, Artesyn and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Artesyn shareholders. Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.